

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2021

John Morberg
Chief Financial Officer
Landec Corporation
2811 Airpark Drive
Santa Maria, California 93455

> **Re: Landec Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2020**
> **Filed August 14, 2020**
> **Form 8-K filed on January 6, 2021**
> **File No. 000-27446**

Dear Mr. Morberg:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing